Exhibit 99.1

•    TOTAL REVENUES OF £105.7 MILLION

•    EBITDA OF £42.4 MILLION

MANCHESTER, England. — 12 February 2015 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2015 fiscal second quarter and six months ended 31 December 2014.

Highlights

•                  Commercial revenues of £46.4 million up 9.7% for the quarter.

•                  Two sponsorship deals announced in the quarter — Chi as official soft drinks partner in Nigeria and IVC (Aland), the Club’s first wellness partner in China.

•                  Domestic Premier League Live Broadcasting rights up 70% — BSkyB and BT will pay £5.14 billion for the 2017-19 EPL seasons compared to £3.0 billion for the 2014-16 seasons.

Commentary

Ed Woodward, Executive Vice Chairman commented, “The recently announced Premier League broadcasting rights package for 2017-19, representing an increase just over 70%, once again demonstrates that we are part of the top football league in the world.

Notwithstanding no European football this season, our Revenues and EBITDA remain strong and demonstrate the underlying strength of our business model, with commercial revenues up year over year.  On the pitch, the team is well positioned to challenge for a top four finish in the Premier League and we look forward to the rest of the season.”

Outlook

For fiscal 2015, Manchester United continues to expect:

•                  Revenue to be £385m to £395m.

•                  Adjusted EBITDA to be £90m to £95m.

Key Financials (unaudited)

£ million (except adjusted	Three months ended 31 December			Six months ended 31 December
diluted earnings per share)	2014	2013	Change	2014	2013	Change
Commercial revenue	46.4	42.3	9.7%	103.2	102.2	1.0%
Broadcasting revenue	28.4	46.9	(39.4)%	45.2	66.2	(31.7)%
Matchday revenue	30.9	33.7	(8.3)%	46.0	53.0	(13.2)%
Total revenue	105.7	122.9	(14.0)%	194.4	221.4	(12.2)%
Adjusted EBITDA*	42.4	51.0	(16.9)%	62.7	73.2	(14.3)%

Profit for the period (i.e. net income)	0.0	19.0	—	8.9	18.7	(52.4)%
Adjusted profit for the period (i.e. adjusted net income)*	4.4	19.8	(77.8)%	8.6	22.0	(60.9)%
Adjusted diluted earnings per share (pence)*	2.66	12.08	(78.0)%	5.25	13.45	(61.0)%

Gross debt**	380.5	356.6	6.7%	380.5	356.6	6.7%
Cash and cash equivalents	37.1	72.1	(48.5)%	37.1	72.1	(48.5)%

* Adjusted EBITDA, adjusted profit for the period and adjusted diluted earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

** Gross Debt increased primarily because of movements in USD/GBP from 1.6561 at 31 December 2013 to 1.5573 at 31 December 2014.

Revenue Analysis

Commercial

Commercial revenue for the second quarter was £46.4 million, an increase of £4.1 million, or 9.7%, over the prior year quarter.

•                  Sponsorship revenue for the second quarter was £35.8 million, an increase of £6.8 million, or 23.4%, over the prior year quarter, primarily due to an increase in shirt and other sponsorships.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the second quarter was £7.9 million, a decrease of £1.2 million, or 13.2% over the prior year quarter, primarily due to reduced Nike guaranteed revenue due to non-participation in the UEFA Champions League in the current season.

•                  Mobile & Content revenue for the second quarter was £2.7 million, a decrease of £1.5 million, or 35.7% over the prior year quarter, due to the expiration of a few of our mobile partnerships.

Broadcasting

Broadcasting revenue for the second quarter was £28.4 million, a decrease of £18.5 million, or 39.4%, over the prior year quarter, primarily due to non-participation in the UEFA Champions League in the current season.

Matchday

Matchday revenue for the second quarter was £30.9 million, a decrease of £2.8 million, or 8.3%, over the prior year quarter, primarily due to no home domestic cup nor UEFA Champions League matches in the current quarter.

Other Financial Information

Operating expenses

Total operating expenses for the second quarter were £93.1 million, an increase of £5.4 million, or 6.2%, over the prior year quarter.

Staff costs

Staff costs for the second quarter were £48.7 million, a decrease of £2.9 million, or 5.6%, over the prior year quarter.

Other operating expenses

Other operating expenses for the second quarter were £14.6 million, a decrease of £5.7 million, or 28.1%, over the prior year quarter, primarily due to non-participation in the UEFA Champions League and favourable movements in foreign exchange.

Depreciation & amortization

Depreciation for the second quarter was £2.6 million, an increase of £0.5 million, or 23.8%, over the prior year quarter. Amortization for the second quarter was £27.0 million, an increase of £13.6 million, or 101.5%, over the prior year quarter. The unamortized balance of players’ registrations at 31 December 2014 was £269.3 million.

Exceptional items

Exceptional items for the second quarter were £0.2 million, a decrease of £0.1 million over the prior year quarter.

Net finance costs

Net finance costs for the second quarter were £6.3 million, an increase of £0.6 million, or 10.5%, over the prior year quarter.

Tax

The tax expense for the second quarter was £7.8 million, compared to an expense of £11.3 million in the prior year quarter.

Cash flows

Net cash used in operating activities for the second quarter was £39.0 million, an increase of £35.3 million over the prior year quarter, primarily due to movements in working capital.

Capital expenditure on property, plant and equipment for the second quarter was £1.9 million, a decrease of £0.9 million over the prior year quarter.

Net player and other intangible assets capital expenditure for the second quarter was £14.2 million, an increase of £10.8 million over the prior year quarter.

Conference Call Information

The Company’s conference call to review second quarter fiscal 2015 results will be broadcast live over the internet today, 12 February 2015 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 136-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on US dollar denominated bank accounts, fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2013: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2014	2013	2014	2013
Commercial % of total revenue	43.0%	34.4%	52.7%	46.2%
Broadcasting % of total revenue	27.3%	38.2%	23.4%	29.9%
Matchday % of total revenue	29.7%	27.4%	23.9%	23.9%
Home Matches Played
FAPL	7	6	10	9
UEFA competitions	—	2	—	3
Domestic Cups	—	1	—	2
Away Matches Played
UEFA competitions	—	3	—	3
Domestic Cups	—	1	1	1

Other
Employees at period end	814	849	814	849
Staff costs % of revenue	46.1%	42.0%	50.5%	47.2%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2014/15 season*	3	7	5	4	19
2013/14 season	3	6	7	3	19
2012/13 season	3	7	5	4	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2014	2013	2014	2013
Revenue	105,761	122,927	194,431	221,448
Operating expenses	(93,137)	(87,715)	(185,888)	(177,923)
Profit on disposal of players’ registrations	1,432	846	19,760	1,842
Operating profit	14,056	36,058	28,303	45,367
Finance costs	(6,241)	(5,765)	(12,477)	(15,603)
Finance income	—	48	99	107
Net finance costs	(6,241)	(5,717)	(12,378)	(15,496)
Profit before tax	7,815	30,341	15,925	29,871
Tax expense	(7,870)	(11,301)	(7,036)	(11,124)
(Loss)/profit for the period	(55)	19,040	8,889	18,747

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(0.03)	11.62	5.43	11.44
Weighted average number of ordinary shares outstanding (thousands)	163,797	163,812	163,792	163,816
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)	(0.03)	11.62	5.42	11.44
Weighted average number of ordinary shares outstanding (thousands)	164,146	163,812	164,146	163,816

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 December 2014	As of 30 June 2014	As of 31 December 2013
ASSETS
Non-current assets
Property, plant and equipment	254,398	254,859	256,511
Investment property	13,615	13,671	13,728
Goodwill	421,453	421,453	421,453
Players’ registrations and other intangible assets	270,061	204,572	132,123
Derivative financial instruments	857	—	1,013
Trade and other receivables	—	41	141
Deferred tax asset	128,797	129,631	134,261
	1,089,181	1,024,227	959,230
Current assets
Derivative financial instruments	544	—	201
Trade and other receivables	83,716	125,119	68,787
Current tax receivable	81	—	—
Cash and cash equivalents	37,115	66,365	72,144
	121,456	191,484	141,132
Total assets	1,210,637	1,215,711	1,100,362

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 December 2014	As of 30 June 2014	As of 31 December 2013
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	6,185	25,918	20,483
Retained earnings	164,424	154,828	149,139
	488,513	498,650	487,526
Non-current liabilities
Derivative financial instruments	1,612	1,602	1,864
Trade and other payables	47,181	42,464	14,829
Borrowings	374,034	326,803	341,121
Deferred revenue	14,260	15,631	12,828
Deferred tax liabilities	24,085	28,837	22,184
	461,172	415,337	392,826
Current liabilities
Derivative financial instruments	617	875	1,048
Current tax liabilities	2,399	2,999	5,813
Trade and other payables	123,058	102,232	67,221
Borrowings	6,447	15,005	15,438
Deferred revenue	128,431	180,613	130,490
	260,952	301,724	220,010
Total equity and liabilities	1,210,637	1,215,711	1,100,362

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2014	2013	2014	2013
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(34,421)	1,893	48,921	34,663
Interest paid	(4,500)	(4,818)	(13,229)	(13,964)
Debt finance costs relating to borrowings	42	(104)	(824)	(123)
Interest received	40	48	89	107
Income tax paid	(123)	(759)	(1,010)	(1,246)
Net cash (used in)/generated from operating activities	(38,962)	(3,740)	33,947	19,437
Cash flows from investing activities
Purchases of property, plant and equipment	(1,851)	(2,785)	(3,793)	(6,878)
Proceeds from sale of property, plant and equipment	—	50	—	50
Purchases of players’ registrations and other intangible assets	(15,564)	(3,837)	(86,866)	(37,287)
Proceeds from sale of players’ registrations	1,273	401	16,716	7,056
Net cash used in investing activities	(16,142)	(6,171)	(73,943)	(37,059)
Cash flows from financing activities
Proceeds from borrowings	—	—	4,704	—
Repayment of borrowings	(102)	(96)	(199)	(187)
Net cash (used in)/generated from financing activities	(102)	(96)	4,505	(187)
Net decrease in cash and cash equivalents	(55,206)	(10,007)	(35,491)	(17,809)
Cash and cash equivalents at beginning of period	90,266	83,602	66,365	94,433
Foreign exchange gains/(losses) on cash and cash equivalents	2,055	(1,451)	6,241	(4,480)
Cash and cash equivalents at end of period	37,115	72,144	37,115	72,144

SUPPLEMENTAL NOTES

1                 General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                 Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
(Loss)/profit for the period	(55)	19,040	8,889	18,747
Adjustments:
Tax expense	7,870	11,301	7,036	11,124
Net finance costs	6,241	5,717	12,378	15,496
Profit on disposal of players’ registrations	(1,432)	(846)	(19,760)	(1,842)
Exceptional items	185	293	1,061	293
Amortization	27,046	13,418	48,223	25,322
Depreciation	2,560	2,085	4,896	4,068
Adjusted EBITDA	42,415	51,008	62,723	73,208

3                 Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
(Loss)/profit for the period	(55)	19,040	8,889	18,747
Exceptional items	185	—	1,061	—
Foreign exchange (gains)/losses on US dollar denominated bank accounts	(303)	(317)	(998)	2,712
Fair value movement on derivative financial instruments	(1,185)	666	(2,486)	1,550
Hedge ineffectiveness of cash flow hedges	201	(248)	(234)	(248)
Tax expense	7,870	11,301	7,036	11,124
Adjusted profit before tax	6,713	30,442	13,268	33,885
Adjusted tax expense (using a normalised tax rate of 35% (2013: 35%))	(2,350)	(10,655)	(4,644)	(11,860)
Adjusted profit for the period (i.e. adjusted net income)	4,363	19,787	8,624	22,025

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	2.66	12.08	5.27	13.45
Weighted average number of ordinary shares outstanding (thousands)	163,797	163,812	163,792	163,816
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	2.66	12.08	5.25	13.45
Weighted average number of ordinary shares outstanding (thousands)	164,146	163,812	164,146	163,816

4                 Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
(Loss)/profit for the period	(55)	19,040	8,889	18,747
Tax expense	7,870	11,301	7,036	11,124
Profit before tax	7,815	30,341	15,925	29,871
Depreciation	2,560	2,085	4,896	4,068
Impairment	—	293	—	293
Amortization	27,046	13,418	48,223	25,322
Profit on disposal of players’ registrations	(1,432)	(846)	(19,760)	(1,842)
Net finance costs	6,241	5,717	12,378	15,496
Loss/(profit) on disposal of property, plant and equipment	1	(43)	5	(43)
Equity-settled share-based payments	377	158	707	541
Foreign exchange (gains)/losses on operating activities	(329)	372	(968)	372
Other fair value losses/(gains) on derivative financial instruments	577	34	1,211	(126)
Reclassified from hedging reserve	(1,196)	(330)	(2,391)	(518)
(Increase)/decrease in trade and other receivables	(12,110)	(3,951)	52,398	(3,941)
Decrease in trade and other payables and deferred revenue	(63,971)	(44,040)	(63,703)	(33,355)
Decrease in provisions	—	(1,315)	—	(1,475)
Cash (used in)/generated from operations	(34,421)	1,893	48,921	34,663